Mail Stop 4561

November 5, 2007

VIA USMAIL and FAX (248) 737 - 9110

Mr. Kenneth R. Howe
Vice President and Chief Financial Officer
Agree Realty Corporation
31850 Northwestern Highway
Farmington Hills, Michigan 48334

> **Re: Agree Realty Corporation**
> **Form 10-K for the year ended 12/31/2006**
> **Filed 3/14/2007**
> **File Nos. 001-12928**

Dear Mr. Kenneth R. Howe:

We have reviewed your filing and have the following comment. We have limited our review to only the issues addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

<u>Certifications</u>

1.   We note that your certifications were not filed in the exact form as outlined in
        Item 601(B)(31)(i) of Regulation S-K.   Some of the discrepancies include
        replacing the word "report" with "annual report", omission of introductory
        language referring to internal control over financial reporting in paragraph 4, and
        inclusion of additional information in paragraph 6. Please amend your annual
        report to file certifications in the exact form as outlined in Item 601(B)(31)(i) of
        Regulation S-K.   Please note that your circumstances require a full amendment to
        be filed.

                                    *   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please submit a response letter on EDGAR
that keys your response to our comment and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that

   •   the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •   the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all

Kenneth R. Howe
Agree Realty Corporation
November 5, 2007
Page 3

information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant